Jacobo Díaz García
Director Financiero

RECEIVED

2007 MAY 31 A 9:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-02972

Securities & Exchange Commission
Office of Intl. Corp. finance
Room 3094 - Stop 3-6
450 Fifth St. N.W.
Washington DC 20549
U.S.A.

07023959

SUPPL

May, 22nd 2007

Dear Sirs,

Please find enclosed the documents, for the information requirements undertaken by BANKINTER, S.A., in order to maintain the granted exemptions from registration under Rule 12g 3-2 (b) of the Securities Exchange Act. of 1934.

Attached reports of 2007

- First Quarter Financial Summary.
- First Quarter Results Presentation.
- Fourth 2006 Interim Dividend

Yours sincerely,

PROCESSED
JUN 04 2007
THOMSON
FINANCIAL

Jacobo Diaz
Chief Financial Officer

If you need further information about us visit:
https://www.ebankinter.com/webcorporativa

6/1

bankinter.

NEWS RELEASE *From: BANKINTER,S.A.*

Contact: Gloria Ortiz Portero Tel: + 34 91 339 82 56

gortiz@bankinter.es

BANKINTER PAYS ITS FOURTH 2006 INTERIM DIVIDEND

Madrid, March 19th, 2007 -- BANKINTER, S.A. (OTC Bulletin Board Symbol: BKNTY) announced that on April 7th 2007, it will pay its fourth 2006 interim dividend of 0,339552 Euros gross per share representing a net amount of 0,27843264 Euros.

BANKINTER is one of the fifth largest publicly owned banks in Spain. The Bank's American Depositary Shares (ADRs) are traded over-the-counter in the United States.



Financial Summary
1st Quarter

4,093 Talented People

March 2007

bankinter.

01. Financial highlights

			Variation	
Balance sheet	**03/31/2007**	**03/31/2006**	**Amount**	**%**
Total assets	46,990,823	40,171,387	6,819,436	16.98
Credit facilities and loans	32,879,263	27,359,195	5,520,068	20.18
Credit facil. and loans ex-securitization	35,525,832	30,495,377	5,030,455	16.50
Customer funds	35,506,353	28,220,752	7,285,601	25.82
Off-balance-sheet managed funds	11,907,206	11,658,654	248,552	2.13
Earnings				
Net interest income	143,132	109,717	33,415	30.46
Ordinary Income	236,470	196,634	39,836	20.26
Operating income	130,399	101,812	28,587	28.08
Income before taxes	120,156	92,369	27,787	30.08
Net income attributed to the Group	85,167	66,441	18,726	28.18
Ratios				
Nonperfor. loans/ total risk expos. ex-securit. (%)	0.27	0.22	0.05	20.48
Recorded allowance/nonperforming loans (%)	529.81	619.24	-89.43	-14.44
Cost to income (%)	44.36	47.46	-3.10	-6.53
ROE (%)	22.37	19.70	2.67	13.55
ROA (%)	0.74	0.65	0.09	14.06
Capital ratio (%)	9.97	10.40	-0.43	-4.13
Tier 1 capital (%)	6.72	7.24	-0.52	-7.18
Bankinter shares				
Number of shares	79,049,045	78,258,467	790,578	1.01
Closing price	61.35	57.00	4.35	7.63
EPS. Earnings per share (euros)	1.08	0.86	0.22	25.58
DPS. Dividend per share (euros)	0.34	0.31	0.03	9.68
Branches and centers				
Number of branches	337	322	15	4.66
Commercial management centers				
Corporate Business Units	50	47	3	6.38
SME Business Units	133	113	20	17.70
Private Banking Centers	44	39	5	12.82
Corporate Partnerships	533	505	28	5.54
Number of agents	991	1,000	-9	-0.90
Telephone banking and Internet	3	3	0	0.00
Headcount				
Number of employees (*)	4,093	3,820	273	7.15

(*) full-time equivalent

02. Introduction

In the first quarter of 2007 the Bankinter Group's net profit amounted to EUR 85.17 million, which represents an increase of 28.18% with respect to the same period in 2006. Profit before taxes amounted to EUR 120.16 million, up 30.2%.

The strength in the Bank's results was mirrored in the various margins in the income statement, with significant increases, especially the 30.46% increase in net interest income. These figures are supported by growth in the customer business, most notably the increases in customer funds (up 25.82%) and loans and advances to customers (up 20.18%).

All customer business segments reported considerable increases in profit, particularly those segments which Bankinter considers strategic and in which it has invested most heavily, especially SMEs and the high net worth customer segments: Private Banking and Personal Finance.

Profit after taxes in the SME segment climbed by 82.21%, and there were also increases in lending (up 30.6%), customer funds (up 32.9%) and new customers (up 15.2%). In the Private Banking and Personal Finance segments, profit after taxes increased by 57.19% and 47.29%, respectively, on the year-ago period.

Similarly, in order to continue with the sound management of the various businesses, there was a sizeable increase in the number of the Bank's employees, which at the end of the first quarter totalled 4,093, up 7.15% on the year-ago period.

Once again, customer service quality was one of the main pillars of this growth this quarter. Accordingly, the Bank's Net Satisfaction Index (ISN) was 77.3, i.e. 7.26 points above the market average.

There were substantial improvements in all the business ratios: the efficiency ratio fell by 6.53% to 44.36%; ROE increased to 22.37% (13.55% higher than in the first quarter of 2006); and ROA stood at 0.74% (up 14.06%).

Margins and earnings

Growth was also reported in all the aggregates in Bankinter's balance sheet. Total assets grew by 16.98% to EUR 46,991 million; on- and off-balance sheet customer funds amounted to EUR 47,413 million at 31 March, up 18.9%. Particularly worthy of note were the Bank's loans and receivables, which amounted to EUR 32,879 million, up 20.18% with respect to the same period in 2006.

Bankinter's income statement for the period ended 31 March 2007 showed increases in all the margins: net interest income (up 30.46%); gross income (up 20.26%); and net operating income (up 28.08%)

An additional highlight of the income statement for the first quarter is the good performance of fees and commissions, which increased by 14.62% with respect to the same period in 2006, due largely to the performance of fees and commissions from securities services, which increased by 76.11%.

Non-performing loans amounted to EUR 102.82 million, equivalent to 0.27% of the Bank's computable risk assets, which is much lower than the industry as a whole. Similarly, the ratio of the recognised allowance to non-performing loans reached 529.81%. Total loan loss allowances increased by 20.55% with respect to 2006. In short, Bankinter continues to maintain excellent solvency levels based on its in-house risk analysis, acceptance and automatic management systems, portfolio diversification, conservative loan loss provisions and scant exposure to country risk.

Earnings per share stood at EUR 1.08, up 25.58% on the year-ago period. Also, the Bankinter (BKT) share price rose by 7.63% this period, from EUR 57 per share at the end of the first quarter in 2006 to EUR 61.35 per share at 31 March 2007.

As for dividends, on 7 April 2007 Bankinter paid the fourth 2006 interim dividend of EUR 0.3395 per share, an 8% increase with respect to the corresponding dividend paid in the preceding year.

03. Quality of service

ISN satisfaction scale	
>85	Excellent
75-85	Good
60-75	Fair
<60	Poor

By segments


85
84
83
82
81
80
79
78
77
76
1Q 2006
2Q 2006
3Q 2006
4Q 2006
1Q 2007
Corporate Banking
Individuals
Small Business
Private Banking
Non-residents

By distribution channel


81
79
77
75
73
71
1Q 2006
2Q 2006
3Q 2006
4Q 2006
1Q 2007
Corporate partnerships
Agent Network
Branch Network
Internet Office
Telephone Branch

04. Customer activity



Bankinter has always focused strongly on service quality and has measured customers' opinions and published the results obtained in a transparent way. These results have traditionally been well above those reported by other financial institutions. This quarter, the Net Satisfaction Index (ISN) was 77.3, i.e. 7.26 points above the market average.

Bankinter thinks and behaves differently and seeks new traits and new ways of operating, as highlighted by our multi-channel strategy, of which our customers are the main beneficiaries. In the first quarter of the year, the Internet was used in 54% of the 330 million transactions performed at the Bank, which evidences that customers use the multi-channel approach efficiently and take great advantage of all channels. It is not in vain that 66% of the customers use more than two channels in their dealings with the Bank.

Of the new relationship channels facilitated by Bankinter, the most noteworthy is the most innovative channel, wireless telephony, which was highly valued by the customers, with an ISN of 85.

Owing to a well understood and perceived service quality, an efficient, perfectly integrated multi-channel approach and highly powerful CRM capable of detecting the needs of each customer, once again this quarter Bankinter's products per customer reached 6.43, which is much higher than the industry average.

Evolution of transactions by channel (%)


100
80
60
40
20
0
54%
40%
32%
2000
2002
2004
2006
1Q 2007
Cellular phones
Cards
Internet
Telephone Banking
Electronic Banking
Branch Network

Use of channels


39%
27%
34%
1 channel
2 channels
3 channels

Products by customer


Numbers of products
6.5
6.4
6.3
6.2
6.1
6.43
6.43
1Q 2006
2Q 2006
3Q 2006
4Q 2006
1Q 2007

Churn rate


% Annual Rate
7
6
5
4
4.94
5.59
1Q 2006
2Q 2006
3Q 2006
4Q 2006
1Q 2007

05. Balance sheet

			Var. 03/31/2007-12/31/2006			Var. 03/31/2007-03/31/2006	
	03/31/2007	12/31/2006	Amount	%	03/31/06	Amount	%
Assets							
Cash on hand and on deposits at central banks	254,723	539,178	-284,455	-52.76	175,167	79,556	45.42
Trading portfolio	3,567,591	2,760,202	807,389	29.25	3,731,873	-164,282	-4.40
Available for sale portfolio	3,766,100	4,491,562	-725,462	-16.15	3,735,785	30,315	0.81
Loans	38,331,302	37,227,707	1,103,595	2.96	31,730,439	6,600,863	20.80
Due from banks	5,165,598	5,387,117	-221,519	-4.11	4,063,244	1,102,354	27.13
Customer loans	32,879,263	31,653,807	1,225,456	3.87	27,359,195	5,520,068	20.18
Other assets	286,441	186,783	99,658	53.35	308,000	-21,559	-7.00
Investment portfolio held to maturity							
Hedge derivatives and macro-derivatives	73,557	79,848	-6,291	-7.88	71,923	1,634	2.27
Other assets available for sale	4,054	3,965	89	2.24	3,789	265	6.99
Affiliates	115,925	106,539	9,386	8.81	83,814	32,111	38.31
Intangible assets	348,403	346,931	1,472	0.42	327,064	21,339	6.52
Accrual accounts	529,168	519,837	9,331	1.79	311,533	217,635	69.86
Total assets	**46,990,823**	**46,075,769**	**915,054**	**1.99**	**40,171,387**	**6,819,436**	**16.98**
Equities and liabilities							
Liabilities							
Trading portfolio	2,210,715	2,564,128	-353,413	-13.78	2,578,595	-367,880	-14.27
Financial liabilities at amortized costs	41,868,227	40,609,362	1,258,865	3.10	34,735,589	7,132,638	20.53
Due to banks	5,314,114	6,972,276	-1,658,162	-23.78	5,301,990	12,124	0.23
Customer deposits	21,262,550	18,409,659	2,852,891	15.50	16,446,774	4,815,776	29.28
Marketable debt securities	14,243,803	14,273,921	-30,118	-0.21	11,773,978	2,469,825	20.98
Subordinated debt	643,527	594,162	49,365	8.31	450,727	192,800	42.78
Other liabilities	404,233	359,344	44,889	12.49	762,120	-357,887	-46.96
Hedge derivatives and macro-derivatives	307	907	-600	-66.15	10,799	-10,492	-97.16
Write-offs and provisions	618,916	651,502	-32,586	-5.00	754,959	-136,043	-18.02
Accrual accounts	311,223	317,757	-6,534	-2.06	263,788	47,435	17.98
Capital with nature of financial liabilities	348,925	347,511	1,414	0.41	347,302	1,623	0.47
Total liabilities	**45,358,313**	**44,491,167**	**867,146**	**1.95**	**38,691,032**	**6,667,281**	**17.23**
Equity							
Equity adjustments due to valuation	607	23,932	-23,325	-97.46	44,639	-44,032	-98.64
Equity	1,631,903	1,560,670	71,233	4.56	1,435,716	196,187	13.66
Total equity	**1,632,510**	**1,584,602**	**47,908**	**3.02**	**1,480,355**	**152,155**	**10.28**
Total equity and liabilities	**46,990,823**	**46,075,769**	**915,054**	**1.99**	**40,171,387**	**6,819,436**	**16.98**

06. Customer funds and lending

	03/31/2007	03/31/2006	Var. 03/31/2007 - 03/31/2006 Amount	%
Customer funds				
Customer deposits	21,262,550	16,446,774	4,815,776	29.28
Government entities	1,482,156	612,461	869,695	142.00
Residents	19,177,822	15,410,930	3,766,892	24.44
Demand deposits	8,538,992	7,380,607	1,158,385	15.69
Savings deposits	102,278	102,589	-311	-0.30
Time deposits	4,601,064	3,174,422	1,426,642	44.94
Secur. sold under repurchase agreement	5,935,488	4,753,313	1,182,175	24.87
Nonresidents	513,542	356,510	157,032	44.05
Adjustments due to valuation	89,030	66,872	22,158	33.13
Marketable debt securities	14,243,803	11,773,978	2,469,825	20.98
Total	**35,506,353**	**28,220,752**	**7,285,601**	**25.82**
Off-balance-sheet managed funds	**11,907,206**	**11,658,654**	**248,552**	**2.13**
of which:				
Mutual funds	9,203,409	9,220,111	-16,702	-0.18
Pension funds	1,081,082	913,871	167,211	18.30
Credit facilities and loans				
Lending to government entities	42,802	24,767	18,035	72.82
Lending to residents	32,457,624	26,781,475	5,676,149	21.19
Commercial bills	1,625,174	1,462,780	162,394	11.10
Secured loans	22,842,686	19,256,686	3,586,000	18.62
Leasing	1,196,722	959,792	236,930	24.69
Other credit facilities	6,793,042	5,102,217	1,690,825	33.14
Lending to nonresident borrowers	705,646	888,308	-182,662	-20.56
Nonperforming loans	101,171	70,909	30,262	42.68
Subtotal	**33,307,243**	**27,765,459**	**5,541,784**	**19.96**
Loan loss allow. (excl. off-balance-sheet risks)	512,255	426,885	85,370	20.00
Other adjustements due to valuation	84,275	20,621	63,654	308.69
Total	**32,879,263**	**27,359,195**	**5,520,068**	**20.18**
Total ex-securitization	**35,525,832**	**30,495,377**	**5,030,455**	**16.50**

07. Analysis of credit risk



			Variation	
	03/31/2007	03/31/2006	Amount	%
Risk exposure ex securitization	38,633,727	33,035,625	5,598,102	16.95
Total nonperforming balance	102,821	72,976	29,845	40.90
Total allowances	544,757	451,895	92,862	20.55
Mandatory allowances	544,757	451,895	92,862	20.55
Generic	509,405	425,553	83,853	19.70
Specific	35,352	26,343	9,010	34.20
% Nonperf. loans/Total risk exposure (ex securit.)	0.27	0.22	0.05	20.48
% Nonperforming loans/Total risk exposure	0.29	0.24	0.05	20.83
% Nonperforming mortgages/Total mortgages	0.14	0.12	0.02	13.39
% Recorded alowance/Nonperforming loans	529.81	619.24	-89.43	-14.44
% Recorded alowance/unsecured nonperforming	395.34	476.85	-81.51	-17.09

Nonperforming loans and allowances


Nonperforming loans
Allowances
Millions of euros
570
520
470
420
370
320
270
220
170
120
70
451.90
544.76
72.98
102.82
1Q 2006
2Q 2006
3Q 2006
4Q 2006
1Q 2007

Variation in recorded allowance/nonperforming loans


%
650
620
590
560
530
500
619.24
529.81
1Q 2006
2Q 2006
3Q 2006
4Q 2006
1Q 2007

08. Comparative income statements

	2007		2006		Variation	
	Amount	**% s/ATA**	**Amount**	**% s/ATA**	**Amount**	**%**
Interest revenue	474,782	4.13	306,559	3.00	168,223	54.87
Interest expense	-338,722	-2.95	-201,390	-1.97	-137,332	68.19
Interests on preference shares	-4,806	-0.04	-2,045	-0.02	-2,761	135.01
Revenue from equity portfolio	7,072	0.06	4,548	0.04	2,524	55.50
Net interest income	**143,132**	**1.24**	**109,717**	**1.07**	**33,415**	**30.46**
Equity accounting	9,894	0.09	6,083	0.06	3,811	62.65
Fees and commissions	59,574	0.52	51,975	0.51	7,599	14.62
Insurance activity	1,608	0.01	-672	-0.01	2,280	-339.29
Trading income	22,262	0.19	29,531	0.29	-7,269	-24.61
Ordinary income	**236,470**	**2.06**	**196,634**	**1.92**	**39,836**	**20.26**
Personnel expenses	-59,937	-0.52	-52,298	-0.51	-7,639	14.61
General and administrative costs	-44,958	-0.39	-41,016	-0.40	-3,942	9.61
Depreciation and write-downs	-5,434	-0.05	-5,225	-0.05	-209	4.00
Other operating items	4,258	0.04	3,717	0.04	541	14.55
Operating income	**130,399**	**1.13**	**101,812**	**1.00**	**28,587**	**28.08**
Write-off and provisions	-14,675	-0.13	-15,627	-0.15	952	-6.09
General allowances	4,680	0.04	6,003	0.06	-1,323	-22.04
Other results	-248	0.00	181	0.00	-429	-237.02
Income before taxes	**120,156**	**1.04**	**92,369**	**0.90**	**27,787**	**30.08**
Corporate income tax	-34,989	-0.30	-25,928	-0.25	-9,061	34.95
Income after taxes attibuted to the group	**85,167**	**0.74**	**66,441**	**0.65**	**18,726**	**28.18**
ATA	**46,635,557**		**41,496,532**		**5,139,025**	**12.38**

Income attributed to the Group


Millions of euros
90
85
80
75
70
65
60
55
50
45
40
35
30
66.44
85.17
1Q 2006
2Q 2006
3Q 2006
4Q 2006
1Q 2007

09. Quarterly statements of income

		Variation					
	1Q 07	1Q07/1Q06	1Q07/4Q06	4Q 06	3Q 06	2Q 06	1Q 06
Interest revenue	474,782	54.87	7.27	442,608	379,012	327,692	306,559
Interest expense	-338,722	68.19	7.61	-314,756	-264,055	-218,390	-201,390
Interests on preference shares	-4,806	135.01	13.16	-4,247	-2,467	-2,380	-2,045
Revenue from equity portfolio	7,072	55.50	282.06	1,851	5,095	4,860	4,548
Net interest income	**143,132**	**30.46**	**10.35**	**129,703**	**120,052**	**114,162**	**109,717**
Equity accounting	9,894	62.65	58.53	6,241	11,232	6,067	6,083
Fees and commissions	59,574	14.62	-0.37	59,794	53,336	52,014	51,975
Insurance activity	1,608	-339.29	-13.96	1,869	-164	661	-672
Trading income	22,262	-24.61	13.17	19,672	22,922	25,407	29,531
Ordinary income	**236,470**	**20.26**	**8.83**	**217,279**	**207,378**	**198,311**	**196,634**
Personnel expenses	-59,937	14.61	-4.14	-62,523	-56,445	-56,070	-52,298
General and administrative costs	-44,958	9.61	-12.69	-51,494	-41,684	-40,746	-41,016
Depreciation and writte-downs	-5,434	4.00	-18.15	-6,639	-6,373	-5,914	-5,225
Other operating items	4,258	14.55	-22.93	5,525	4,096	5,133	3,717
Operating income	**130,399**	**28.08**	**27.66**	**102,148**	**106,972**	**100,714**	**101,812**
Write-off and provisions	-14,675	-6.09	-53.03	-31,244	-22,728	-27,299	-15,627
General allowances	4,680	-22.04	-165.24	-7,173	-5,271	549	6,003
Other results	-248	-237.02	-111.71	2,118	5,727	-546	181
Income before taxes	**120,156**	**30.08**	**82.47**	**65,849**	**84,700**	**73,418**	**92,369**
Corporate income tax	-34,989	34.95	1.70	-34,406	-25,296	-22,217	-25,928
Income after taxes attibuted to the group	**85,167**	**28.18**	**170.86**	**31,443**	**59,404**	**51,201**	**66,441**
ATA	**46,635,557**			**46,307,325**	**43,719,315**	**41,476,298**	**41,496,532**

Ordinary income


240
230
220
210
200
190
Millions of euros
236.47
196.63
1Q 2006
2Q 2006
3Q 2006
4Q 2006
1Q 2007

Operating income


135
130
125
120
114
110
105
100
Millions of euros
130.40
101.81
1Q 2006
2Q 2006
3Q 2006
4Q 2006
1Q 2007

10. Fees

	03/31/2007	03/31/2006	Variation Amount	Variation %
Fees paid				
Fees paid to other banks	5,094	4,241	853	20.11
Fees paid to agents. virtual banking	13,363	12,744	619	4.86
Total fees paid	**18,457**	**16,985**	**1,472**	**8.67**
Fees received				
Guarantee and L/C	4,835	3,937	898	22.81
Foreign exchange	1,923	2,001	-78	-3.90
Payment and collection services	15,765	17,623	-1,858	-10.54
Commercial bills	4,739	3,971	768	19.34
Sight accounts	2,451	2,377	74	3.11
Debit and credit cards	6,383	9,059	-2,676	-29.54
Checks	284	450	-166	-36.89
Payment orders	1,908	1,766	142	8.04
Brokerage services	18,803	10,677	8,126	76.11
Underwritting and management fees	7,191	1,007	6,184	614.10
Buy/sell orders	6,098	4,586	1,512	32.97
Custody and administration	5,514	5,084	430	8.46
Non-banking financial products	24,503	24,577	-74	-0.30
Mutual funds	19,308	20,069	-759	-3.78
Pension funds	3,643	3,093	550	17.78
Insurance	1,552	1,415	137	9.68
Other fees	12,202	10,145	2,057	20.28
Total fees received	**78,031**	**68,960**	**9,071**	**13.15**
Fees and commissions net	**59,574**	**51,975**	**7,599**	**14.62**

11. Yields and costs

	03/31/2007		03/31/2006	
	weighting	rate	weighting	rate
Cash on hand and on deposit at Central Bank	1.01	2.78	0.88	1.74
Due from banks	10.99	3.70	10.03	2.20
Credit facilities and loans (a)	68.38	4.51	63.85	3.39
Debt securities	13.87	3.81	17.45	3.21
Equity portfolio	1.17	5.26	0.99	4.48
Average earnings assets (b)	**95.42**	**4.39**	**93.20**	**3.26**
Other assets	4.58		6.80	
Average total assets	**100.00**	**4.19**	**100.00**	**3.04**
Due to central banks	0.00	0.00	0.37	2.41
Due to banks	19.02	3.51	20.34	2.58
Money market trans. through counterparties	0.13	2.74	0.46	2.10
Customer funds (c)	70.85	3.09	65.95	2.01
Customer deposits	40.70	2.53	38.03	1.59
Marketable debt securities	30.15	3.85	27.92	2.59
Subordinated liabilities	1.30	4.60	0.94	4.34
Capital with nature of financial liabilities	0.75	5.59	0.84	2.39
Average interest bearing funds (d)	**92.05**	**3.20**	**88.90**	**2.21**
Other liabilities	7.95		11.10	
Average total funds	**100.00**	**2.95**	**100.00**	**1.97**
Customer spread (a-c)		**1.42**		**1.38**
Net interest margin (b-d)		**1.19**		**1.05**

12. Quarterly yields and costs

	1Q07		4Q06		3Q06		2Q06		1Q06	
	weight.	**rate**	**weight.**	**rate**	**weight.**	**rate**	**weight.**	**rate**	**weight.**	**rate**
Cash on hand and on deposit at central bank	1.01	2.78	0.89	2.71	0.88	1.66	0.89	1.95	0.88	1.74
Due from banks	10.99	3.70	11.60	3.32	10.46	2.93	9.95	2.57	10.03	2.20
Credit facilities and loans (a)	68.38	4.51	66.28	4.16	67.54	3.80	67.92	3.57	63.85	3.39
Debt securities	13.87	3.81	15.46	3.69	15.24	3.63	15.47	3.46	17.45	3.21
Equity portfolio	1.17	5.26	0.92	1.72	1.08	4.28	1.21	3.88	0.99	4.48
Average earnings assets (b)	**95.42**	**4.39**	**95.16**	**4.00**	**95.20**	**3.66**	**95.45**	**3.37**	**93.20**	**3.26**
Other assets	4.58		4.84		4.80		4.55		6.80	
Average total assets	**100.00**	**4.19**	**100.00**	**3.81**	**100.00**	**3.49**	**100.00**	**3.22**	**100.00**	**3.04**
Due to central banks	0.00	0.00	0.30	3.36	0.00	0.00	0.66	2.63	0.37	2.41
Due to banks	19.02	3.51	21.21	3.31	18.04	3.15	19.68	2.84	20.34	2.58
Money market transactions through counterparties	0.13	2.74	0.30	3.16	0.19	2.33	0.22	2.59	0.46	2.10
Customer funds (c)	70.85	3.09	67.89	2.81	70.93	2.49	68.90	2.22	65.95	2.01
Customer deposits	40.70	2.53	38.39	2.27	39.10	1.95	38.91	1.73	38.03	1.59
Marketable debt securities	30.15	3.85	29.51	3.50	31.84	3.15	29.99	2.86	27.92	2.59
Subordinated liabilities	1.30	4.60	1.21	4.44	1.25	4.27	1.10	4.37	0.94	4.34
Capital with nature of financial liabilities	0.75	5.59	0.75	4.85	0.79	2.82	0.84	2.75	0.84	2.39
Average interest bearing funds (d)	**92.05**	**3.20**	**91.67**	**2.94**	**91.21**	**2.63**	**91.41**	**2.31**	**88.90**	**2.21**
Other liabilities	7.95		8.33		8.79		8.59		11.10	
Average total funds	**100.00**	**2.95**	**100.00**	**2.70**	**100.00**	**2.40**	**100.00**	**2.11**	**100.00**	**1.97**
Customer spread (a-c)		**1.42**		**1.36**		**1.31**		**1.35**		**1.38**
Net interest margin (b-d)		**1.19**		**1.06**		**1.03**		**1.06**		**1.05**

Evolution Customer spread


1.45
1.40
1.35
1.30
Annualized Quarterly rate
1.38
1.42
1Q 2006
2Q 2006
3Q 2006
4Q 2006
1Q 2007

Return on lending and Cost of customer funds


5
4
3
2
1
Annualized Quarterly rate
3.39
4.51
3.09
2.01
1Q 2006
2Q 2006
3Q 2006
4Q 2006
1Q 2007
Return on lending
Cost of customer funds

13. Contribution by business area

Net profit

28.2%

increase of on 2006

			Variation	
	03/31/2007	**03/31/2006**	**Amount**	**%**
Customers business divisions	76,464	50,378	26,086	51.78
Personal Finance	8,073	5,481	2,592	47.29
Private Banking	14,474	9,208	5,266	57.19
Corporate Banking	16,796	11,506	5,290	45.98
Individuals	23,496	16,541	6,955	42.05
Small and Medium Size Companies	11,552	6,340	5,212	82.21
Non-Residents	2,073	1,302	771	59.22
Capital Markets	10,778	11,148	-370	-3.32
Other businesses	14,046	13,514	532	3.94
General allowances	-6,253	-8,519	2,266	-26.60
Corporate Center	-9,868	-80	-9,788	12,235.00
Income after taxes attrib. to the group	**85,167**	**66,441**	**18,726**	**28.18**
Pro-memoria:				
Asset management fees	21,269	21,531	-262	-1.22

Increase of Net profit

42.1	47.3	57.2	82.2	46.0	59.2
Individuals	Personal Finance	Private Banking	Small and Medium Size Companies	Corporate Banking	Non-Residents

14. Shareholders equity and rating

			Variation	
	03/31/2007	03/31/2006	Amount	%
Paid-in capital and reserves	1,598,687	1,440,569	158,118	10.98
Capital with nature of financial liability	343,165	343,165	0	0.00
Revaluation reserve	-103,724	-129,767	26,043	-20.07
Treasury stock	-1,029	-37,676	36,647	-97.27
Intangible assets	-59,971	-52,422	-7,549	14.40
Tier 1	**1,777,127**	**1,563,869**	**213,259**	**13.64**
Revaluation reserve	103,724	129,767	-26,043	-20.07
Subordinated debt financing	548,552	364,187	184,365	50.62
Recorded general loan loss allowance	330,687	270,063	60,624	22.45
Other deductions	-122,638	-81,432	-41,205	50.60
Tier 2	**860,326**	**682,585**	**177,741**	**26.04**
Total Equity	**2,637,453**	**2,246,454**	**390,999**	**17.41**
Risk-weighted assets	**26,454,968**	**21,605,055**	**4,849,913**	**22.45**
Tier 1 (%)	**6.72**	**7.24**	**-0.52**	**-7.18**
Tier 2 (%)	**3.25**	**3.16**	**0.09**	**2.85**
Capital ratio (%)	**9.97**	**10.40**	**-0.43**	**-4.13**
Excess	**521,056**	**518,049**	**3,006**	**0.58**

Ratings

	Short term	Lomg term	Outlook
Moody's	P	Aa3	Stable
Standard & Poor's	A1	A	Positive

15. Variation in net worth

	2007	2006
Balance at january 1	**1,584,602**	**1,447,831**
Dividends	-26,836	-24,315
Capital increase	14,196	10,350
Reserve - available-for-sale	-23,325	-17,599
Income for the year	85,167	66,441
Other variations	-1,294	-2,353
Balance at march 31	**1,632,510**	**1,480,355**

16. Cash flow statement

	2007	2006
Cash and Cash Equivalents Balance at January 1	**539,178**	**435,916**
Net cash flow - operating activities	-297,666	-305,403
Net cash flow - investment activities	-6,639	-5,525
Net cash flow - financing activities	19,850	50,179
Cash and Cash Equivalents Balance at March 31	**254,723**	**175,167**



17. Creation of shareholder value

Share price appreciation

2.9%

Period per share data (euros)	
Earnings per share	1.08
Diluted earnings per share	1.05
Dividend per share	0.34
Book value per share	20.22
Price at beginning of year	59.60
Low	53.50
High	62.95
Closing price	61.35
Appreciation in last quarter (%)	2.94
Appreciation in last 12 months (%)	7.63
Stock market ratios	
Price/Book value (times)	3.03
PER (price/earnings. times)	14.04
Dividend yield (%)	2.12
Number of shareholders	85,666
Number of shares	79,049,045
Number of shares held by nonresidents	13,972,091
Average daily trading (number of shares)	393,917
Average daily trading (thousands of euros)	23,430

Variations in earnings and dividend per share


1.10
1.00
0.90
0.80
0.70
0.60
0.50
0.40
0.30
Millions of euros
0.86
1.08
0.31
0.34
1Q 2006
2Q 2006
3Q 2006
4Q 2006
1Q 2007
EPS
DPS

Bankinter's market capitalization trend


4,900
4,650
4,400
4,150
3,900
Millions of euros
4,460.73
4,849.66
1Q 2006
2Q 2006
3Q 2006
4Q 2006
1Q 2007

18. People

Number of employees

7.2%

increase of on 2006

	03/31/2007	03/31/2006	Variation Amount	Variation %
Number of employees (*)	4,093	3,820	273.00	7.15
Average length of service of employees (in years)	10.12	10.29	-0.17	-1.65
Average age (in years)	36.35	36.49	-0.14	-0.38
Employee distribution by gender (%)				
Men	52.65	54.55	-1.90	-3.49
Woman	47.35	45.45	1.90	4.19
Internal job rotation (%)	33.79	33.43	0.36	1.08
External turnover (%)	10.49	7.46	3.03	40.62
Empl. with univ. degrees and postgrad. studies (%)	71.83	71.28	0.55	0.77

(*) Full-time equivalent



19. Quarterly events

Bankinter And Mapfre Agreement
At the end of March Bankinter and Mapfre Vida entered into an agreement to jointly develop the Bank's ordinary life, accident and endowment insurance and Pension Plan businesses. Under this agreement, the two entities will own 50% of Bankinter Seguros de Vida, whose products will be distributed exclusively by all Bankinter's commercial networks.

The transaction price amounted to EUR 197,249,500 plus two deferred payments with a present value of up to EUR 20,000,000 each, payable in the fifth and tenth year of the agreement, depending on the degree of fulfilment of the business plan.

The objective is to achieve -with Mapfre's specialised management- much higher penetration levels in the Spanish market than at present, with the same degree of success as Bankinter has in other products.

The transaction will be formalised and payment made when the official procedures have been completed and authorisation obtained and, accordingly, it will be recognised when these two events occur, which is very likely to be in the second quarter of the year.

Good Governance
In relation to the 2007 Annual General Meeting, Bankinter adopted new measures which reinforce the Bank's rules of governance and transparency vis-à-vis shareholders and markets. These proposals include several amendments to the bylaws and the Annual General Meeting regulations, including, inter alia, the introduction of the recommendations of the Unified Good Governance Code, and to the Board of Directors regulations.

Noteworthy among the aforementioned amendments are those relating to the following: the recognition of the position of lead director in the bylaws, which assigns the Chairman of the Corporate Governance Committee powers, inter alia, to call Board of Directors Meetings; the inclusion in the Board of Directors regulations of the definition of the independent director as established by the Unified Good Governance Code; the recognition in the bylaws of the Corporate Governance Committee; publication in full of proposed resolutions for adoption at General Meetings and the related supporting reports; separate voting for substantially separate maters; and the possibility of directors introducing additional items in the Board of Directors agenda.

Bankinter obtained 'Rating A' in the Observatory for Corporate Governance and Reporting Transparency for 2006 which, for the third consecutive year, was organised by Fundación de Estudios Financieros. For the first time these awards took into account compliance with certain recommendations of the Unified Good Governance Code. This rating recognises Bankinter's efforts in the area of good governance and is especially significant since only 12 other listed companies -and only one other bank- were included alongside Bankinter in the highest rating level.

Social Action
This quarter Bankinter became the first financial institution to obtain the 'Euracert' European Web Accessibility certification which certifies that the Bank's website offers the highest levels of accessibility and complies with the guidelines established by the various specialist organisations with the support of the European Commission.

The Euracert Label covers the two levels envisaged by the European Commission for the Unified Web Evaluation Methodology (UWEM 1.0) levels A and AA in accordance with the WCAG 1.0 W3C/WAI guidelines.

Awards And Recognition
Once again this year Bankinter was recognised by the Great Place to Work Institute as one of the best places to work in Spain. The Bank was ranked sixth in Spain, and was the best rated company in the financial services industry. The study is based on the opinions of the employees themselves, which account for two thirds of the overall score, the rest of which is obtained by means of an audit of the corporate culture focused on the human resources practices and policies of each company.

Following what is becoming a trend, the investment funds of Bankinter Gestión de Activos obtained various industry-wide awards. Accordingly, Bankinter obtained two Expansión Standard & Poor's awards this year: E-Bankinter Bolsa was voted the best global five-year equity fund and Bk Tesorería Empresas was voted the best five-year fund in the Dinero Plus category.

Also, a further two Bankinter Gestión de Activos funds achieved recognition in the Cinco Días Lipper awards: Bk Sector Finanzas was voted the best three- and five-year financial services industry fund; and BK Sector Telecomunicaciones was voted the best five-year technology sector investment fund.

New Products
This quarter Bankinter launched a one-month deposit at 10% APR that can be arranged through all the channels and is available both to new customers and to those who are already customers of the Bank and who increase their balance after the start of the campaign. The one-month deposit at 10% cannot be renewed and has a minimum starting amount of EUR 3,000 and a maximum of EUR 30,000 per customer.

Also, with a view to making a structured deposit available to customers at all times, Bankinter launched 'Depósitos Ibex 35 + 50' I and II. These 1-year-and-4-day deposits guarantee all the capital plus 50% of any point-by-point appreciation of the IBEX-35 in the period in question.

Results 1Q 2007

Friday, April 20th 2007



bankinter.

BANKINTER presents its financial statements following format and criteria stated by Circular of Banco de España 4/04

BANKINTER cautions that this presentation contains forward looking statements. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to (1) general market, macro-economic, governmental and new regulations, (2) movements in local and international securities markets, currency exchange rates, and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America.

bankinter.

Today we present

bankinter.

Today we present

Results

Profit before taxes growth of 28% supported by a 30% increase of the net interest income

bankinter.

Today we present

J.V Mapfre life

bankinter

Today we present

Solvency

bankinter

Today we present

Business

bankinter

1
Results
in 1Q 2007

bankinter

Starting the year with strong growth in shareholder value



Earnings per share (in €)
+25,6
0,86
1,08
Mar 06'
Mar 07'
ROE (in %)
+2,7
19,7
22,4
Mar 06'
Mar 07

bankinter

As well as in value creation for our clients

Quality of service indicator (ISN)



78,0
77,3
+7,90
+7,26
70,1
70,1
Mar'05 Jun'05 Sep'05 Dic'05 Mar'06 Jun'06 Sep'06 Dic'06 Mar'07
— Market
— Bankinter

bankinter

Reaching a new record in results

Net Income (thousand €)



+28,2
66.441
85.167
Mar 06'
Mar 07

bankinter

That have been achieved through solid and recurrent business

P&L. (€ thousand)	Ac Mar '07	Ac Mar '06	Dif. €	Dif. %
Net Interest Income	143.132	109.717	33.415	30,5
Equity Method	9.894	6.083	3.811	62,7
Fees	59.574	51.975	7.599	14,6
Insurance	1.608	(672)	2.280	-
Trading Income	22.262	29.531	(7.269)	(24,6)
Ordinary Income	236.470	196.634	39.836	20,3
Costs	(106.071)	(94.822)	(11.249)	11,9
Operating Income	130.399	101.812	28.587	28,1
Write-offs & Provisions	(14.675)	(15.627)	952	(6,1)
General Allowances	4.680	6.003	(1.323)	(22,0)
Other Results	(248)	181	(429)	-
Income Before Taxes	120.156	92.369	27.787	30,1
Taxes	(34.989)	(25.928)	(9.061)	34,9
Net Attributed Income	85.167	66.441	18.726	28,2
Net Income Ex-Ence	85.167	59.217	25.950	43,8

bankinter

3

Results have been led by strong growth in net interest income

Quarterly Net Interest Income excluding dividends (mill. €)


+29,4
105
109
115
128
136
1Q06
2Q06
3Q06
4Q06
1Q07

bankinter

Supported by both volume and margin growth

Breakdown of Net Interest Income variation


18.191
15.224
33.415
Volume
Margin
Total

bankinter

Client deposits have shown strong growth rates

Client deposits (Thousand €)


+29,3
16.447
21.263
Mar 06'
Mar 07

bankinter

As well as credit and loans

Credits and Loans (Thousand €)


+20,2
27.359
32.879
Mar 06'
Mar 07

bankinter

Accompanied by the recovery of client margins

Evolution of asset yield and cost of liabilities (in %)


3,6
+1,13%
4,63
+1,10%
3,19
2,09
— Cost of liab. — Asset yield

Customer spread evolution (in %)


1,82
+0,19 (vs +0,18 dec 06)
2,01
1,41
+0,03 (vs +0,03 dec 06)
1,44

bankinter

The effect of the basis risk will be reduced progressively in next months

Evolution of projected euribor moving averages


4,50%
4,00%
3,50%
3,00%
2,50%
2,00%
-0pb
-18pb
-26pb
— Eur 3m — Eur 12m

bankinter

Fees contribute in a positive manner to ordinary income

Net fees (Thousand €)


+14,6
59.574
51.975
Mar 06'
Mar 07'

- (Thousand €) -	Mar '07	Variation	%
Fees collected	78.031	9.071	13,2
Fees paid	18.457	1.472	8,7

bankinter

Results from associated companies continues to grow solidly

LDA* contribution to results (Thousand €)


+23,4
8.662
7.018
Mar 06'
Mar 07'

Results from associates: equity method (Thousand €)


+62,7
9.894
6.083
Mar 06'
Mar 07'

*LDA results attributed to the Group

bankinter

While trading results reaffirm their stability

Trading income (Thousand €)



29.531
+3,1
21.584
-24,6
22.262
Mar 06'
Mar 06' Ex ence
Mar 07

bankinter

Costs reflect investments in greater production capacity

Thousand €	Mar '07	Variation	Dif. %
Ordinary income	236.470	39.836	20,3
Costs	(106.071)	(11.249)	11,9
Operating income	130.399	28.587	28,1

Average number of centres



38
43
+8,3
109
129
Mar 06'
Mar 07'

Average number of employees



+8,6
3.716
4.036
Mar 06'
Mar 07'

bankinter

Impairment charges show the reduction in the limit to the generic provision and the business mix shift

Thousand €	Mar '07	Variation	Dif. %
Impairment losses	(14.675)	952	-6,1

Impairment charges (Thousand €)



-6,1
Specific
Generic
Mar 06'
Mar 07'

bankinter

2007, a strong beginning...

Quarterly Income Before taxes (Thousand €)



+30,1
92
73
85
66
120
1Q06
2Q06
3Q06
4Q06
1Q07

bankinter

2
Joint Venture
Mapfre

bankinter.

Promoting the life insurance business demands sharing production and distribution capabilities

MAPFRE

bankinter.



MAPFRE
Market share



Average products per client
6,4
Gartner
CRM
EXCELLENCE AWARD

bankinter.

The agreement will give greater projection to the activity of bankinter seguros de vida

Millions €.	Dec'06
Pensions Funds	1.068
Bank assurance	467
Life risk premiums	22
Net Income	17,7

bankinter.

And will produce capital gains that will allow to finance further growth

Millions €.	2007
Initial payment	197
Book value	35
Capital gains	162

2011 +20M€

2016 +20M€

bankinter.

3
Solvency

bankinter

We maintain high levels of NPL coverage


Evolution of non performing loans and provisions (Thousand €)
550.000
450.000
350.000
250.000
150.000
50.000
20,6%
544.757
451.895
530% coverage
442 mill.€
72.976
40,9%
102.821
M'06
A
M
J
JL
A
S
O
N
D
E
F
M'07
NPL's
Provisions

bankinter

And adequate levels of solvency


Core capital with generic provisions (in %)
6,89%
6,77%
Dic'06
Mar'07
Core Capital
Generic Provisions

bankinter

Bankinter continues to work on internal capital models


31 mar: Capital parallel mortgages
30 sep: Complete capital parallel
1Q
2Q
3Q
4Q
2008
2009
Model validation
Basel I
Basel II

bankinter

4

Business

bankinter

1Q07 has been a record quarter in value creation by the business

EVA contribution by business (Thousand €)



+46,7
83.077
56.648
29.632
19.390
52,8
44,6
42,1
Enterprises
Affluents
Individuals
Mar 06'
Mar 07'

bankinter

1.SMEs
2.Affluents

bankinter

1.SMEs

2.Affluents

bankinter

SME's continue to improve in efficiency and profitability

Evolution of the efficiency ratio in SME's (%)



-10,4
66,7
56,3
Mar 06'
Mar 07'

Evolution of ROE in SME's (%)



+4,6
12,9
17,5
Mar 06'
Mar 07'

bankinter

showing strong growth in results

SME's Profit & Loss account (Thousand €)

P & L	Acum. Mar '07	Dif. €	Dif. %
NII and trading income	28.876	9.943	52,5
Net fees	14.732	2.703	22,5
Ordinary income	43.608	12.646	40,8
Operating costs	(24.549)	(3.895)	18,9
Operating income	19.059	8.751	84,9
Loan loss allowances (specific)	(2.091)	(1.378)	193,2
Other	(18)	(82)	-127,8
PBT	16.950	7.291	75,5

bankinter

due to the success in client gathering and retention

SME's active clients



+19,5
57.761
69.035
Mar 06'
Mar 07

New SMEs clients (Thousand).



+15,2
5.777
6.655
Mar 06'
Mar 07

bankinter

and leading to sustained growth of deposits and loans

Average loan book growth in SMEs (Thousand €)



+30,6
4.427
5.783
Mar 06'
Mar 07'

Average deposits growth in SMEs (Thousand €)



+32,9
1.763
2.342
Mar 06'
Mar 07'

bankinter

1.SMEs

2.Affluents

bankinter.

A business with high added value and low capital consumption

Evolution of the efficiency ratio in Affluents (%)



-3,8
32,9
29,1
Mar 06'
Mar 07'

Evolution of ROE in Affluents (%)



+4,4
51,1
55,5
Mar 06'
Mar 07'

bankinter.

that shows a solid set of results

Affluents Profit & Loss Account (Thousand €)

P & L	Acum. Mar '07	Dif. €	Dif. %
NII and trading income	19.864	6.889	53,1
Net fees	27.445	6.397	30,4
Ordinary income	47.308	12.285	39,1
Operating costs	(13.767)	(2.589)	23,2
Operating income	33.541	10.696	46,8
Loan loss allowances (specific)	(44)	76	-63,2
Other	(246)	(213)	661,3
PBT	33.252	10.558	46,5

bankinter.

as well as strong client gathering rates

Affluent active clients (Thousand)



+30,5
40.897
53.386
Mar 06'
Mar 07'

New Affluent clients (Thousand)



+53,6
1.900
2.919
Mar 06'
Mar 07'

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That translate into growth of credit and loans, deposits



Average loan book growth in Affluent clients (Thousand €)
+40,4
3.158
4.435
Mar 06'
Mar 07'
Average deposits growth Affluent clients (Thousand €)
+48,4
2.967
4.402
Mar 06'
Mar 07'

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and of assets under management



Asset management (Thousand €)
+11,6
1.337
1.493
Mar 06'
Mar 07'
Number of SICAV's
+12,3
154
173
Mar 06'
Mar 07'

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1. Mortgages
2. Brokerage
3. Investment Funds

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1. Mortgages
2. Brokerage
3. Investment funds

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Mortgage growth shows our selective strategy

Mortgage book evolution


+14,2
Mar 06'
Mar 07'
Non securitised
Securitised

Evolution of new mortgages production

New production	Mar 07'	Dif %
Number	6.255	-9,3
Amount (Thousand €)	1.149	0,4

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focusing on a specific client profile

Evolution of client profiles in new mortgage production (in%)


80%
40%
0%
Book: 84,1% (High + medium)
35%
32%
71,5%
22,2%
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
High
Medium
Low

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allowing to preserve asset quality and profitability

Average data on mortgages

	Book	New Production
Average Loan (Thousand.€)	102,7	183,1
Length (months)	220,1	334,0
% LTV	58,2	62,5
Data in %		
Affordability	28,2	37,2
Margin	0,59	0,55
NPL ratio	0,13	

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1.Mortgages

2.Brokerage

3.Investment funds

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Brokerage and securities continue to grow in activity

Number of orders executed (Thousand)

Equity in custody (mill €)



+38,1
554
401
Mar 06'
Mar 07'
+24,4
18.286
14.701
Mar 06'
Mar 07'

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as well as in its contribution to results

Fees collected for brokerage and securities services (Thousand €)



+20,1
Mar 06'
Mar 07'
Brokerage
Custody

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1. Mortgages
2. Brokerage

3. Inv. Funds

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The new income tax legislation is affecting the volume of investment funds

Investments Funds (Thousand €)



-0,2
9.220
9.203
Mar 06'
Mar 07'

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and the evolution of the stock market reflects in fee income



Equity Investment Funds
(Thousand €)
-15,5
2.356
1.989
Mar 06'
Mar 07'
Fees from investment funds
(Thousand €)
-3,8
20.069
19.308
Mar 06'
Mar 07'

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5 Summary in 1Q07

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The growth trend of the business continues

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Led by an important improvement of net interest income

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While investing in future business growth

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Entering into strategic partnerships to unite capabilities that allow to maximize the development of businesses

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And maintaining high levels of asset quality, NPL coverage and solvency

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The first quarter of 2007 confirms the start of a year with excellent growth and profitability perspectives

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If you think all
banks are the same,
we would like to meet you
bankinter

END